June 11, 2008

VIA FACSIMILE AND U.S. MAIL

Catherine Z. Collins
Assistant Vice President & Counsel
Massachusetts Mutual Life Insurance Company
1295 State Street; M243
Springfield, MA 01111-0001

   Re: Massachusetts Mutual Variable Life Separate Account 1
     Variable Universal Life III
     Initial Registration Statement on Form N-6
     <u>File Nos. 333-150916 and 811-8075</u>

Dear Ms.Collins:

We have reviewed the above-referenced registration statement, which was received by the Commission on May 14, 2008. The registration statement received a selective review based on your representation that the filing is substantially similar to another currently effective registration statements filed on behalf of Massachusetts Mutual Life Insurance Company and its separate account (File No. 333-50410). Based on our limited review, we have the following comments (page numbers refer to the marked courtesy copy provided to the staff):

1. <u>Fee Table</u> (Pages 15 to 20)

  a. Please round all dollar amounts and percentages to the nearest hundredth. <u>See</u> General Instruction 1(a) to Item 3 of Form N-6.

  b. Please clarify supplementally the circumstances under which the Insurance Charge would be zero. If the charge is presented as zero due to rounding to the nearest hundredth, the exact charge may be presented in the table to avoid the suggestion that there is no charge, which may be misleading.

  c. For the Insurance Charge and Additional Mortality Fees, please modify the presentation so that a reader may determine one charge from the other.

  d. So as not to obscure the required information, for charges that vary by policy year and/or separate account value, please just show the maximum charge in the fee table. Further detail regarding variations in the Asset Charge, Face Amount Charge, and Loan Interest Rate Expense Charge may be shown in a footnote to the fee table. See Instruction 1(f) to Item 3 of Form N-6.

e.   Please consider removing "All Policy Years" under the Amount Deducted column for the Administrative Charge as the additional text may create confusion concerning the charge that may be levied.

f.   Please indicate that footnote 8 also applies to the Face Amount Charge. Instruction 3(b) to Item 3 of Form N-1A.

g.   If the charges for the Disability Benefit Rider and the Waiver of Specific Premium Rider determined by adding the two components together, please so indicate in the fee table.

2.   Dollar Cost Averaging Program (pp. 32-33)

The last sentence of the second paragraph of this section states "[t]he GPA is not a division of the Separate Account and is not eligible as a "from" division in our DCA program." Please clarify or further explain a "from" division.

3.   Other Benefits Available Under the Policy (p. 43)

a.   Please clarify at the beginning of this section whether any of these riders are mutually exclusive, how many of these riders may be concurrently elected by a contractowner, and any negative consequences to having more than one rider in effect at the same time.

b.   Please specify which riders are subject to a one-time fee when the rider is exercised and which riders are subject to a periodic charge.

4.   Face Amount Charge (p. 46)

Please disclose what may cause the face amount charge to vary during the first five coverage years.

5.   Your Voting Rights (p. 53)

Please indicate whether any minimum number of votes must be received in order to have a quorum.

6.   Part C - Exhibit Index

        If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney "relates to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

7.   Financial Statements, Exhibits, and Other Information

        Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

8.   Tandy Representation

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

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Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me. If you are of the opinion that no change in the registration statement is necessary in response to any comment, so indicate in a letter to the staff and state the basis for your opinion. Although the staff has completed the initial review of the registration statement, please be advised that the registration statement will be reviewed by the Assistant Director of the Division of Investment Management, Office of Insurance Products, after the above comments are resolved. Accordingly, the staff reserves the right to comment further on any forthcoming amendments**.**

After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions or comments, please feel free to call me at (202) 551-6765. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 628-0760.

Sincerely,

Mark A. Cowan
Senior Counsel
Office of Insurance Products